Via Facsimile and U.S. Mail
Mail Stop 4720

March 17, 2010

Mr. John M. Matovina
Treasurer & Chief Financial Officer
American Equity Investment Life Holding Company
5000 Westown Parkway, Suite 440
West Des Moines, Iowa 50266

Re: American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 30, 2009
File No. 001-31911

Dear Mr. Matovina:

        We have reviewed your response filed February 12, 2010 to our comment letter
dated January 12, 2010 and have the following comment. In our comment, we ask you to
provide us with information to better understand your disclosure. Where a comment
requests you to revise disclosure, the information you provide should show us what the
revised disclosure will look like and identify the annual or interim filing, as applicable, in
which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Base Pay and Discretionary Cash Bonuses, page 21</u>

1. We have reviewed your response to our prior comment 5. Once you have
   determined the discretionary cash bonuses to your Named Executive Officers,
   please provide us with draft disclosure explaining how each award was made,
   including how the achievement of the performance measures you cite as examples
   (and any other measures you did not cite) factored into these determinations.
   Please be as specific as possible in your response.

* * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director